UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of January 2026
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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Forge, 43 Church Street West
Woking, GU21 6HT
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐

Nomad Foods Declares Quarterly Dividend

On January 30, 2026, Nomad Foods Limited (the “Company”) announced that its Board of Directors has declared a quarterly cash dividend of $0.17 per share on the Company’s issued and outstanding ordinary shares. The dividend will be payable on February 26, 2026 to shareholders of record as of the close of business on February 11, 2026. This Report on Form 6-K (other than Exhibit 99.1) is hereby incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), (iii) Form F-3ASR filed with the Commission on March 1, 2023, which was automatically effective upon filing with the Commission (File No. 333-270190) and (iv) Form S-8 filed with the Commission on June 16, 2025 (File No. 333-288081).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Dominic Brisby
Name:	Dominic Brisby
Title:	Chief Executive Officer
Dated: January 30, 2026

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Nomad Foods Limited on January 30, 2026 relating to our declaration of a quarterly dividend.